

Mailstop 3233

June 20, 2017

Via E-mail
Martin O'Grady
Executive Vice President, Chief Financial Officer
Belmond Ltd.
22 Victoria Street
Hamilton HM 12, Bermuda

> **Re:** **Belmond Ltd.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2016**
> **Filed February 28, 2017**
> **Form 10-Q for Fiscal Quarter Ended**
> **March 31, 2017**
> **Filed May 9, 2017**
> **File No. 001-16017**

Dear Mr. Grady:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2016

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

1. Basis of financial statement presentation

Assets held for sale and discontinued operations, page 70

1. Please revise future filings to disclose your policy for accounting for discontinued operations, in accordance with ASU 2014-08.

Form 8-K filed February 28, 2017

Exhibit 99

2. We note that your calculation of EBITDA on page 7 contains adjustments for items other than interest, taxes, depreciation and amortization. Please revise future earnings releases to ensure that measures calculated differently from EBITDA are not characterized as EBITDA. See Question 103.01 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

Form 10-Q for the quarterly period ended March 31, 2017

Notes to Condensed Consolidated Financial Statements

1. Basis of financial statement presentation

Reclassifications, page 9

3. Please clarify for us the nature of the prior period misstatement; in your response, please be sure to clarify where this item should have been recorded on your Statements of Consolidated Operations and Statements of Consolidated Comprehensive Income during 2014. Further, please tell us how you determined that the prior period misstatement was not material to any previously filed financial statements.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Babette Cooper, Staff Accountant, at 202-551-3396 or me at 202-551-3295 if you have questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
Commodities